UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMBAPPROVAl
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SEC FILE NUMBER
8-71126

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/24/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Blue Quartz Investments LLC

TYPE OF REGISTRANT (check all applicable boxes):
H Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6424 Dash Point Blvd NE
(No. and Street)

Tacoma	WA	98422
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ozgu Tokgoz	214-995-1030	otokgoz@bluequartzinv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(I)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ozgu Tokgoz _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blue Quarts Investments LLC _____, as of December 31 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BLUE QUARTZ INVESTMENTS LLC

Financial Statements
and
Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2025

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Blue Quartz Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Blue Quartz Investments, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
February 12, 2026

BLUE QUARTZ INVESTMENTS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	98,721
Prepaid expenses		1,921
Total Assets	$	100,642

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	3,761
Total Liabilities		3,761
MEMBER'S EQUITY		96,881
Total Liabilities and Member's Equity	$	100,642

The accounting notes are an integral part of the financial statements.

BLUE QUARTZ INVESTMENTS LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD OF JUNE 24, 2025 THROUGH DECEMBER 31, 2025

REVENUES:

	$	-

EXPENSES:

Technology and communications	2,762
General, administrative, and miscellaneous	588
Legal and professional fees	42,355
Regulatory fees	2,648
Total expenses	48,353
Net loss	$ (48,353)

The accounting notes are an integral part of the financial statements.

4

BLUE QUARTZ INVESTMENTS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance at June 23, 2025	$	145,234
Net loss		(48,353)
		-
Balance at December 31, 2025	$	96,881

The accounting notes are an integral part of the financial statements.

5

BLUE QUARTZ INVESTMENTS LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF JUNE 24, 2025 THROUGH DECEMBER 31, 2025

OPERATING ACTIVITIES
  Cash flows from operating activities:

Net loss	$	(48,353)
Changes in operating assets and liabilities		
Prepaid expense asset		(1,751)
Accounts payable and accrued liabilities		3,761
Intercompany payable		(2,225)
Net cash used in Operating Activities		(48,568)
Net cash decrease		(48,568)
Cash at beginning of year		147,289
ash at end of year	$	98,721
Supplemental disclosure:		
Income tax paid	$	-
Interest paid	$	-

The accounting notes are an integral part of the financial statements.

BLUE QUARTZ INVESTMENTS LLC
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFACANT ACCOUNTING POLICIES:

Business and operations

BLUE QUARTZ INVESTMENTS LLC (the "Company"), was organized in February 2023 as a Delaware limited liability company. The Company is a wholly owned subsidiary Blue Quartz Holdings, LLC (the "Parent"), a Delaware limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

The Company limits its business activities exclusively to raising private equity capital through private placements for Technology-focused Private Companies and Technology-focused Institutional Funds.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company operates as a single operating segment. The Chief Executive Officer evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

Cash and cash flows

For purposes of the statement of cash flows, cash includes demand deposits, time deposits, certificates of deposit and short-term liquid investments with original maturities of three months or less when purchased.

Revenue recognition

The Company recognizes revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Under this guidance, the Company recognizes revenue from sales when performance obligations under the terms of a contract with a customer are satisfied by analyzing exchanges with its customers using a five-step approach (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract(s); (3) determine the transaction price; (4) allocate the transaction price to the performance obligation(s) in the contract(s); and (5) recognize the revenue when (or as) the Company satisfies a performance obligation.. Such revenue is recorded at the amount of consideration expected to be received in exchange for the transfer of goods and services to its customers. The Company participates in the distribution of securities in private placement offerings on a best-efforts basis. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized at closing. The Company believes that the performance obligation is satisfied at closing because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2025, up until the issuance of the financial statements, which occurred on February 12, 2026 and noted no items requiring an adjustment to the accompanying financial statements and notes to financial statements.

2. **INCOME TAXES:**

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the accompanying financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Member's income tax return and are taxed based on the Member's income tax rate.

3. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company was in compliance with $3,761 of aggregate indebtedness and net capital of $94,960.

4. **RISKS AND CONCENTRATIONS:**

The Company maintains deposits in one financial institution. At December 31, 2025, the Federal Deposit Insurance Corporation ("FDIC") provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2025, the Company's had no cash in excess of federally insured limits.

SUPPLEMENTAL INFORMATION

BLUE QUARTZ INVESTMENTS LLC
SCHEDULE I
DECEMBER 31, 2025

Computation of Net Capital

Member's equity qualified for net capital	$	96,881
Non-allowable assets:		
Prepaid expenses		1,921
Total non-allowable assets		1,921
Net capital	$	94,960
Aggregate indebtedness:		
Accounts payable		3,761
Accrued expenses		-
Accrued compensation and related costs		-
Total aggregate indebtedness	$	3,761
Minimum net capital requirement - the greater of $5,000 or 6 2/3% of aggregate indebtedness (first year 1/8 IA)	$	470
Excess net capital	$	94,490
Ratio of aggregate indebtedness to net capital		.04 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the amount presented above and the amount reported on the Company's FOCUS report as of December 31, 2025.

Schedule II & III

BLUE QUARTZ INVESTMENTS LLC

Computation For Determination Of Reserve Requirements And
Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying for clients and private placements of securities. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Blue Quartz Investments, LLC

We have reviewed the accompanying Exemption Report of Blue Quartz Investments, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and for effecting transactions via subscriptions with institutional investors in private placements of securities where the funds are payable to the issuer or its Agents and not to the Company throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
February 12, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Blue Quartz Investments LLC

6424 Dash Point Blvd NE / Tacoma, WA 98422
214-995-1030

Exemption Report

Blue Quartz Investments LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and for effecting transactions via subscriptions with institutional investors in private placements of securities where the funds are payable to the issuer or its Agents and not to the Company and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Blue Quartz Investments LLC

I, Ozgu Tokgoz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Ozgu Tokgoz, Chief Executive Officer
January 10, 2026